PARAMOUNT RESOURCES LTD.

Calgary, Alberta

November 18, 2010

NEWS RELEASE: PARAMOUNT RESOURCES LTD. COMPLETES PREVIOUSLY ANNOUNCED FLOW-THROUGH SHARE OFFERINGS TOTALING $59 MILLION

Paramount Resources Ltd. ("Paramount") has completed its previously announced public offering of 1,100,000 Class A Common Shares ("Common Shares") issued on a "flow-through" basis in respect of Canadian exploration expenses at a price of $27.25 per share for gross proceeds of $29,975,000.  The shares were sold through a syndicate of underwriters led by BMO Capital Markets.

Paramount has also completed its previously announced private placement of 1,020,000 Common Shares issued on a "flow-through" basis in respect of Canadian development expenses at a price of $24.50 per share and 150,000 Common Shares issued on a "flow-through" basis in respect of Canadian exploration expenses at a price of $27.25 per share for total gross proceeds of $29,077,500.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's Common Shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888 3rd Street S.W.

Calgary, Alberta  T2P 5C5

Phone: (403) 290-3600

Fax: (403) 262-7994